LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL

(202) 274-2004	slanter@luselaw.com

June 13, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:	Michael R. Clampitt, Esq.
Senior Attorney

Re:	Madison County Financial, Inc.
File Number 333-181070
Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Madison County Financial, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby responding to comments provided by the Staff in a letter dated June 4, 2012.  Set forth below are those comments, as well as the Company’s responses to those comments.

Form S-1 Cover Page

1.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

•	Describe how and when a company may lose emerging growth company status;
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:
o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:	The disclosure on the cover page and on pages 25, 44 and 97 of the prospectus has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 13, 2012

Summary, page 2

2.	Revise the summary to include the tables on pages 107 and 109.

Response:	The disclosure on pages 6 and 7 has been revised in response to the comment.

How We Determined the Offering Range, page 5

3.	Revise to add a cross-reference to the section, “Determination of Share Price and Number of Shares to be Issued,” beginning on page 105 of the Prospectus.

Response:	The disclosure on pages 6 and 7 has been revised in response to the comment.

How We Intend to Use the Net Proceeds From the Offering, page 5

4.
Revise the bullets to reconcile with the disclosures on page 102 in the second paragraph under “General”. In this regard, revise page 5 to parenthetically disclose, after the first bullet, the amount of capital required as of the latest practicable date to achieve a 10% tangible capital to assets ratio for Madison County Bank. Revise the third bullet to briefly disclose how the $17.3 million will be initially invested or used. Revise page 102 to be consistent with the disclosures on page 5 insofar as the use of proceeds. Finally, ensure that both page 5 and page 102 reconcile with the table on page 26.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 13, 2012

Response:
The disclosure on pages 8 and 113 has been revised in response to the comment. We supplementally advise the Staff that as of March 31, 2012, Madison County Bank had 12.80% Tier 1 core capital (see, “Historical and Pro Forma Regulatory Capital Compliance” on page 33 of the prospectus); and accordingly, no capital would be required to be infused in to Madison County Bank in order for the Bank to achieve a 10% tangible capital to assets ratio.

Risk Factors, page 11

5.
We note your dependence on agricultural lending. We also note the information in the last paragraph of the first risk factor regarding the effect of corn prices on land prices in your area. Please include a separate risk factor for corn prices, setting out the principal underlying reasons for the increase in prices, what might affect this situation negatively and the possible consequences for your company. Provide more detailed information in the body of the text as warranted.

Response:                      The disclosure on page 16 has been revised in response to the comment.

Determination of Share Price and Number of Shares to be Issued, page 107

6.
The staff notes the disclosure of the company’s pro forma price to earnings multiples at the maximum, as adjusted, maximum, and minimum levels. Please revise this information to be consistent with the amounts appearing on page 34 for the offering price as a multiple of pro forma net earnings per share, or give the reason for the differences noted in the discussion.

Response:                      The disclosure on page 118 has been revised in response to the comment.

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION

Securities and Exchange Commission
June 13, 2012

*   *   *   *   *

We request that the staff advise the undersigned at (202) 274-2004 or at slanter@luselaw.com or Eric Luse of this office at (202) 274-2002 or at eluse@luselaw.com as soon as possible if it has any further comments.

Respectfully,

/s/ Steven Lanter

Steven Lanter

Enclosures

cc:	David J. Warnemunde, President and
   Chief Executive Officer
Eric Luse, Esq.